CAPITOL FEDERAL FINANCIAL, INC.
700 South Kansas Avenue
Topeka, Kansas 66603

September 17, 2018
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Capitol Federal® Financial, Inc.

Application for Withdrawal of Registration Statement on Form S-3

Filed September 14, 2018 File No. 333-227348
Ladies and Gentlemen:
Capitol Federal Financial, Inc., a Maryland corporation (the "Company"), hereby requests that its Registration Statement on Form S-3 (File No. 333-227348), originally filed with the Securities and Exchange Commission on September 14, 2018 (the "Registration Statement"), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.
The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an "S-3," whereas the Company intended for the Registration Statement to be filed with the code "S-3ASR," reflecting the Company's status as a well-known seasoned issuer. No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Martin L. Meyrowitz, P.C. of Silver, Freedman, Taff & Tiernan LLP at 202-295-4527 or Craig M. Scheer, P.C. of Silver, Freedman, Taff & Tiernan LLP at 202-295-4525.

Very truly yours,

CAPITOL FEDERAL FINANCIAL, INC.

By:	/s/ Kent G. Townsend
Name:	Kent G. Townsend
Title:	Executive Vice President, Chief Financial Officer and Treasurer